

Mail Stop 7010

June 14, 2006

Via U.S. mail and facsimile

Mr. Gary L. Kramer
President and General Manager
Badger State Ethanol, LLC
820 West 17th Street
Monroe, WI 53566

> **Re:** **Badger State Ethanol, LLC**
> **Schedule 13E-3**
> **Filed May 26, 2006**
> **File No. 005-81699**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 26, 2006**
> **File No. 333-50568**

Dear Mr. Kramer:

    We have reviewed your amended filings and response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1.   Please reduce and streamline the information on your cover to one page. In this regard, we note that information regarding the advantages of deregistration is better suited for other parts of the proxy statement.

Introduction and Overview of the Rule 13e-3 Transaction, page 1

2.   We note the disclosure in the last sentence of this section. Please clarify that the reporting obligations were created by the federal securities laws.

Badger State's Reasons for the Rule 13e-3 Transaction, page 24

3.   We read your response to comment 21 of our letter dated April 21, 2006. Please describe in greater detail the information that security holders may review and the "certain conditions" to such review contained in your operating agreement.

Substantive Fairness, page 26

4.   We note your statement that "the limited market for our member units may make the sale of sufficient Class A member units difficult." It appears to the staff that the purchase and sale of Class A members units is substantially difficult and presents a significant impediment to holders opting to change which class of securities they will possess on a going forward basis. In addition, it appears that buyers and sellers may incur transaction fees in order to engage in such transactions. Please expand your disclosure to explain in greater detail what consideration the filing persons gave to the substantial difficulties associated with the purchase and sale of your securities and why each filing person believes this factor to weigh in favor of the substantive fairness of this transaction.

Effect on Trading of Class Member Units, page 39

5.   We note your response to comment 22 of our letter dated April 21, 2006. Please describe in greater detail how this exchange will be available to holders of Class A-1 units in light of the fact that the Class A-1 units will be restricted securities.

Information Incorporated by Reference, page 69

6.   Please be advised that you are not permitted to incorporate by reference your current report on Form 8-K unless you deliver the incorporated material with your information statement, as you are not Form S-3 eligible. Please revise accordingly.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions. You may also contact Michael K. Pressman, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3345.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Dennis R. Wendte
        Ms. Sarah M. Bernstein
        Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
        333 West Wacker Drive, Suite 2700
        Chicago, IL 60606